Exhibit 4.4

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AMENDED AND RESTATED CREDIT AGREEMENT (“Agreement”) is entered into as of this 29th day of April, 2011, by and between INSIGHT CAPITAL, LLC, an Alabama limited liability company (the “Company”), and REPUBLIC BANK OF CHICAGO (the “Bank”), for the Bank’s commitment to make credit available to the Company, subject to all the terms and conditions hereof and on the basis of the representations and warranties hereinafter set forth.  This Agreement replaces the Credit Agreement dated as of July 31, 2009, as amended, by and between the Company and the Bank.

1.             THE CREDIT.

1.1           The credit (“Credit”) shall consist of a revolving credit (“Revolving Credit”) in the amount of Seven Million and No/100 Dollars ($7,000,000.00).  The Revolving Credit shall be available to the Company, may be availed of by the Company in its discretion from time to time, and be repaid and used again, during the period from the date hereof to July 31, 2012, at which time the commitment of the Bank shall expire and all sums outstanding under the Revolving Credits shall be due and payable.  The Revolving Credit shall be evidenced by the Revolving Credit Note dated July 31, 2010, and any amendments, renewals, or replacements thereof (the “Note”).  Advances under the Revolving Credit shall bear interest (computed on the basis of a year of 360 days and the actual number of days elapsed) prior to the expiration of the Bank’s commitment hereunder on the principal sum from time to time remaining unpaid thereon at a rate per annum equal to the Bank’s prime rate of interest published from time to time plus one percent (1.0%) (with any change in said interest rate for such periods resulting from a change in said prime rate to be and become effective as of and on the day of the relevant change in said prime rate).  At no time shall the per annum interest rate for the Revolving Credit be less than five and percent (5.00%).  Interest on the Revolving Credit shall be payable commencing on August 1, 2010, and on the first day of each month thereafter.

1.2           Execution by the Company and the delivery to the Bank of this Agreement shall constitute notice from the Company to the Bank of its intent to avail itself of the Revolving Credit.  The proceeds thereof shall be made available to the Company at the offices of the Bank upon satisfaction of the terms and conditions set forth in Section 6 hereof.

1.3           Except as may be otherwise provided for herein, any notice from the Company to the Bank may be made in writing or by telephone, telex, telecopy or similar means. The Company agrees that the Bank is authorized to honor or act upon any such notice which it reasonably believes to have been made or authorized by a responsible representative of the Company and shall hold the Bank harmless from and indemnify the Bank against any loss or damage occasioned by any reliance by the Bank upon the authority conferred upon the Bank hereby.

2.             PLACE AND APPLICATION OF PAYMENTS.  All payments due hereunder shall be made to the Bank in immediately available funds at its offices in Oak Brook, Illinois.

3.             SECURITY.

3.1           The property in which a security interest is granted as described in Sections 3.2, 3.3 and 3.4 below is herein collectively called the “Collateral.”  The Collateral, together with all of Company’s other personal property of any kind held by the Bank shall stand as one general continuing collateral security for all Debt of the Company to the Bank and may be retained by the Bank under this Agreement and the Note until all such Debt has been satisfied in full.

3.2           As security for the proper satisfaction of all of the Debt of the Company to the Bank under this Agreement and the Note, the Company grants the Bank a lien upon and a security interest in all amounts that may be owing from time to time by the Bank to the Company in any capacity, including but not limited to, any balance or share belonging to the Company in any deposit or other account with the Bank.  Said lien and security interest shall be independent of any right of set-off which the Bank may have.

3.3           As further security for the proper satisfaction of all of the Debt of the Company to the Bank, the Company has granted to the Bank a lien upon and a security interest in all of the property and assets described in the Security Agreement, dated as of July 31, 2009.  In accord with the provisions of the Security Agreement, the Company authorizes such financing agreements, financing statements and other documents as the Bank reasonably may require from time to time in its sole discretion.

4.             DEFINITIONS.  The terms hereinafter set forth when used herein shall have the following meanings.  Terms used but not defined herein shall have the meanings assigned in the Senior Secured Notes Indenture.

4.1           “Accounts” shall mean any and all accounts, instruments, documents, chattel paper, General Intangibles (including, but not limited to choses in action, tax refunds, and insurance proceeds); any other obligations or indebtedness owed to Company from whatever source arising in the ordinary course of Company’s business; all rights of Company to receive any payments in money or kind; all guaranties of the foregoing and security therefor; all of the right, title and interest of Company in and with respect to the goods, services, or other property that gave rise to or that secure any of the foregoing and insurance policies and proceeds relating thereto, and all rights of Company as an unpaid seller of goods and services, including, but not limited to, the rights of stoppage in transit, replevin, reclamation, and resale; and all of the foregoing, whether now owned or existing or hereafter created or acquired.

4.2           “Account Debtor” shall mean any Person who is or who may become obligated to Company under, with respect to, or on account of an Account.

4.3           “Affiliate” shall mean with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with, such Person.  The term “control” (including the terms “controlled by” or “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership, by contract, or otherwise.  Any Person shall be deemed to be an Affiliate of any specified Person if such Person owns more than twenty percent (20%) of the voting securities (by vote or by value)

of the specified Person, if the specified Person owns more than twenty percent (20%) of the voting securities (by vote or by value) of such Person, or if more than twenty percent (20%) of the voting securities (by vote or by value) of the specified Person and such Person are under common control.

4.4           “Alabama Excess Cash Flow” shall have the meaning set forth in the Senior Secured Notes Indenture.

4.5           “Consolidated Gross Revenues” shall mean consolidated gross revenues of a Company, excluding revenues from inter-Company transactions, as determined in accordance with generally accepted accounting principles.

4.6           “Consolidated Net Worth” shall mean the amount of capital stock accounts (less the amount of any treasury stock) plus (or minus in the case of a deficit) the amount of surplus and retained earnings accounts of a Company, all as determined on a consolidated basis for a Company net of any inter-Company transactions in accordance with generally accepted accounting principles.

4.7           “Contingent Liabilities” shall mean any agreements by which a Company assumes, guarantees, endorses (other than negotiable instruments, for collection or deposit in the ordinary course of business), contingently agrees to purchase or provide funds for the payment of or otherwise becomes liable upon the obligation of any other Person or agrees to maintain the net worth or working capital or other financial condition of any other Person or otherwise assures any creditor of such other Person against loss and shall include, without limitation, the contingent liability of a Company under any letter of credit, performance bond or similar obligation.

4.8           “Current Assets” shall mean cash and other assets of a Company commonly identified as such by it using generally accepted accounting principles as those which are reasonably expected to be realized in cash or sold or consumed within one year from the date of their creation.

4.9           “Current Debt” shall mean any obligation for borrowed money, the deferred purchase price of property or any notes payable and drafts accepted representing extensions of credit whether or not representing obligations for either borrowed money or the deferred purchase price of property payable on demand or within a period of one year from the date of the creation thereof (excluding in all events the current maturities of Funded Debt); provided that any obligation shall be treated as Funded Debt, regardless of its term, if such obligation is renewable, pursuant to the terms thereof or of a revolving credit or similar agreement, to a date more than one year after the date of the creation of such obligation.

4.10         “Debt” with respect to any Company shall mean the sum of Funded Debt, Current Debt, Contingent Liabilities (whether or not such obligation would be shown as a liability upon any balance sheet) and any other obligation which would be included in any computation of total liabilities as shown on a consolidated balance sheet of such Company and its Subsidiaries prepared in accord with generally accepted accounting principles.

4.11         “Eligible Accounts” shall mean those Accounts included in a Borrowing Base Certificate which, as of the date of such Borrowing Base Certificate and at all times thereafter, (i) satisfy the requirements for eligibility as described in Section 9.1 of this Agreement, and (ii) do not violate the negative covenants and other provisions of this Agreement and do satisfy the affirmative covenants and other provisions of this Agreement.

4.12         “Funded Debt” shall mean any obligation for borrowed money, the deferred purchase price of property or any notes payable or drafts accepted representing extensions of credit whether or not representing obligations for either borrowed money or the deferred purchase price of property payable more than one year from the date of the creation thereof.

4.13         “Generally accepted accounting principles” shall mean such principles as were followed by a Company in the preparation of its financial statements for the most recent fiscal year prior to the date of this Agreement,  except that such principles may be changed to the extent, but only to the extent, as may be required by the Financial Accounting Standards Board or any other successor organization.

4.14         “Intercreditor Agreement” shall mean that certain Intercreditor Agreement, dated as of the date hereof, by and among the Company, the Bank and U.S. Bank National Association.

4.15         “Loan Documents” shall mean collectively this Agreement, the Note, any guaranty of a Company’s obligations hereunder, any pledge, financing or security agreements delivered to the Bank with regard to a Company’s obligations hereunder and any and all other agreements, statements, reports, documents or similar items delivered to the Bank by any Person at any time in connection with, related to or arising from the Agreement or a Company’s obligations hereunder.

4.16         “Note” shall mean the Revolving Credit Note delivered to the Bank.

4.17         “Officer’s Statement” shall mean a statement signed in the name of a Company by its President, one of its Vice Presidents, its Treasurer, or its Secretary.

4.18         “Person” shall mean and include an individual, partnership, corporation, limited liability company, trust, unincorporated organization or governmental body, department or agency.

4.19         “Senior Secured Notes” shall mean the 10.75% Senior Secured Notes due 2019 issued by the Issuer pursuant to the Senior Secured Notes Indenture.

4.20         “Senior Secured Notes Indenture” shall mean the Indenture dated as of the date hereof, among the Issuer, the Senior Secured Notes Guarantors and U.S. Bank National Association, as trustee and collateral agent.

4.21         “Senior Secured Notes Guarantee” shall have the meaning assigned to “Guarantee” in the Senior Secured Notes Indenture.

4.22         “Senior Secured Notes Guarantor” shall have the meaning assigned to “Subsidiary Guarantor” in the Senior Secured Notes Indenture.

4.23         “Subordinated Debt” shall mean any Debt subordinated in form and substance acceptable to the Bank and its counsel in their sole discretion, to all sums outstanding hereunder.

4.24         “Subsidiary” shall mean any Person of which fifty percent (50%) or more of either the ownership rights, membership interest, or the stock having the power to vote for the election of directors, shall, at the time as of which any determination is being made, be owned by a Company and/or any Person which itself is a Subsidiary.

4.25         “Syndicated Credit Agreement” shall mean that certain Revolving Credit Agreement, dated as of the date hereof (as the same may be amended, modified, supplemented, extended, refinanced or replaced from time to time), among Community Choice Financial Inc., the Lenders (as defined therein), and Credit Suisse AG, as administrative agent, and the other Loan Documents (as defined therein).

4.26         “Syndicated Credit Agreement Guarantee” shall mean the Guarantee Agreement, dated as of the date hereof (as the same may be amended, modified, supplemented, extended or replaced from time to time), among Community Choice Financial Inc., certain of its Subsidiaries party thereto (including the Company), and Credit Suisse AG, as administrative agent.

5.             REPRESENTATIONS AND WARRANTIES.  The Company represents and warrants as follows:

5.1           The Company (a) is duly organized and existing under the laws of the State of Alabama; (b) have all necessary authority to carry on its present business; (c) is fully licensed or qualified in all jurisdictions wherein the nature of the business conducted or assets owned or leased by it require such licensing or qualifying; and (d) has the necessary power, right and authority to enter into this Agreement, to make the borrowings herein provided for, to issue the Note and to perform each and all of the matters and things herein provided for.

5.2           This Agreement does not, nor will the performance or observance by the Company of any of the matters and things herein provided for contravene in any material respect (a) any applicable provision of law; (b) any organizational document or bylaw provision of the Company, or (c) any material covenant, indenture or agreement of or affecting the Company or its properties.

5.3           The execution and delivery by the Company of this Agreement, the Note, any pledge, security or financing agreements to be delivered to the Bank hereunder and any other document to be delivered to the Bank hereunder and the performance by the Company of its obligations hereunder have been duly authorized by proper corporate proceedings and such documents and agreements constitute valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor’s rights generally.

5.4           No order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by any governmental or public body or authority or any subdivision thereof is required to authorize, or is required in connection with, the execution, delivery and performance of the legality, validity, binding effect or enforceability of any of the Loan Documents.

5.5           The federal income tax returns of the Company for the most recently completed fiscal year and for all fiscal years under or prior to said date have been filed with the Internal Revenue Service.  No federal tax liens have been filed and no federal claims are being asserted with respect to any federal income tax returns or other tax returns of the Company.

5.6           As of the closing of this loan and the application of the proceeds of the initial advance thereunder to repay in full an existing loan, there are no security interests, liens, charges or encumbrances of any sort on any of the assets or properties of the Company, except as permitted by Section 7 hereof.

5.7           The Company is in compliance in all material respects with all laws, rules, regulations and orders of any governmental authority, including without limitation, the Employment Retirement Income Security Act of 1974, with respect to which neither the Company nor any Subsidiary have received any notice to the contrary of the Pension Benefit Guaranty Corporation or any other governmental entity, authority or agency.

5.8           No information, exhibit or report furnished by the Company to the Bank in connection herewith contained or contains any material misstatement of fact or omitted material fact or any fact necessary to make the statements contained therein not misleading.

5.9           The Company has heretofore delivered to the Bank a copy of its financial statements (including a balance sheet and profit and loss statement) for the most recently completed fiscal year.  Such financial statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present on a consolidated basis their financial condition as of the dates thereof and the results of operations for the periods covered thereby, except that any interim financial statements are subject to year-end adjustments.

5.10         The Company has no Contingent Liabilities other than those disclosed in such financial statements referred to in Section 5.9 or in any comments or footnotes thereto and other than the Contingent Liabilities arising under the Syndicated Credit Agreement Guarantee and the Senior Secured Notes Guarantee.  There has not been any change in the financial condition or assets and liabilities of the Company which could materially adversely affect the business and properties of the Company.

5.11         There is no litigation or governmental proceeding pending nor, to the knowledge of the Company, threatened against it, which would materially adversely affect its financial condition, business affairs or properties, taken as a whole.

5.12         The Company is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System) and no part of the proceeds of any loan or advance hereunder will be used to purchase or carry any margin stock or to extend credit to others for such a purpose.

6.             CONDITIONS PRECEDENT.

6.1           The obligation of the Bank to make an initial advance hereunder shall be subject to the following conditions precedent:

(a)           The Bank shall have received the Note hereinabove provided for and the Loan Documents;

(b)           Legal matters incident to the execution and delivery of the Loan Documents and to the making of any advance shall be reasonably satisfactory to the Bank and its counsel;

(c)           The Bank shall have received copies (executed or certified as it may require) of all governmental or administrative certificates or proceedings reasonably requested by the Bank or taken in connection with the execution and delivery of the Loan Documents; and

(d)           The Bank shall have received such other documents and materials as it may reasonably request.

6.2           The obligation of the Bank to make any advance hereunder (other than the initial advance) shall be subject to the following conditions precedent:

(a)           Legal matters incident to such advance shall be reasonably satisfactory to the Bank and its counsel; and

(b)           The Bank shall have received such other documents and materials as it may reasonably request.

6.3           As of the time of the making of each advance hereunder:

(a)           Each of the representations and warranties set forth in Section 5 hereof shall be and remain true and correct in all material respects as of said time; and

(b)           No Event of Default as defined in Section 8.1 hereof shall have occurred and be continuing, and no event shall have occurred and be continuing which, with the lapse of time, the giving of notice, or both, would constitute such an Event of Default thereunder.

The delivery by the Company of any notice pursuant hereto shall be and constitute a representation and warranty to the foregoing effect.

7.             COMPANY’S COVENANTS.  The Company agrees that for so long as the Credit is available to or in use by the Company hereunder and except to the extent compliance therewith is waived in writing by the Bank:

7.1           The Company will in all material respects maintain, preserve and keep their plant, properties and equipment in good repair, working order and condition, and will from time to time make all needful and proper repairs, renewals, replacements, additions and betterments thereto so that at all times the efficiency thereof shall be preserved and maintained.

7.2           The Company will duly pay and discharge all taxes, rates, assessments, fees and governmental charges upon or against the Company, or against its respective properties, in each case before the same becomes delinquent and before penalties accrue thereon, unless and to the extent that the same is being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside.

7.3           The Company will insure and keep insured, with good and responsible insurance companies, all insurable property owned by it which is of a character and against loss or damage from such hazards or risks as are insured by companies similarly situated and operating like properties.  To the extent usually insured by companies similarly situated and conducting similar businesses, the Company will also insure employers’ and public liability risks with good and responsible insurance companies. The Company will, upon request of the Bank, furnish a certificate setting forth in summary form the nature and extent of the insurance maintained pursuant to this Section 7.3.

7.4           The Company will maintain for itself a system of accounting established and administered in accordance with generally accepted accounting principals and will furnish to the Bank:

(a)           Such information with respect to the business and financial condition of the Company as may be reasonably requested; and

(b)           Without any request:

(i)                as soon as available, and in any event within thirty (30) days after the close of each quarterly fiscal period of the Company (excluding the last such period in each fiscal year), a consolidated balance sheet and profit and loss statement for the Company accompanied by a statement from a responsible financial officer thereof to the effect that to his or her best knowledge and belief such financial statements are true, correct and complete; and

(ii)               as soon as available, and in any event within thirty (30) days after completion, a consolidated financial statement for the Company, including a balance sheet, a profit and loss statement and a statement of changes in financial position, showing in comparative form the figures for the previous fiscal year, prepared on an audited basis by an independent public accountant acceptable to the Bank; and

(iii)              copies of filed federal and state income tax returns within thirty (30) days of filing.

7.5           Each financial statement, report and federal and state income tax return furnished to the Bank pursuant to Sections 7.4(b)(i), 7.4(b)(ii) and 7.4(b)(iii) shall be accompanied by an Officer’s Statement to the effect that, to the best of his or her knowledge and belief, no Event of Default, and no event which, with the lapse of time, the giving of notice, or both, would constitute such an Event of Default, has occurred during the period covered by such statements, or, if any such Event of Default or other event has occurred during such period, setting forth the description of such Event of Default or other event and specifying the action, if any, taken by the Company to remedy the same.  Such certificate shall also set forth a computation in reasonable detail as at the end of the period covered by such statements of (a) the principal amount of

Funded Debt of the Company then outstanding, and (b) the values and ratios required by Sections 7.17 through 7.20.

7.6           The Company shall give the Bank written notice of the occurrence of any Event of Default, or of any other event, which, with the lapse of time, the giving of notice, or both, would constitute such an Event of Default promptly after knowledge of the occurrence thereof shall have come to the attention of the Company.

7.7           The Company will use the proceeds of any advance hereunder for general corporate purposes, including acquisitions, except as may be prohibited by the terms hereof.  The Company will permit the Bank by its representatives and agents at the Bank’s expense, upon reasonable prior notice and during normal business hours to inspect any of the properties, corporate books or financial records of the Company, to conduct an annual appraisal of the Company’s machinery and equipment, to examine or make copies of the books of accounts and other financial records of the Company, to discuss the affairs, finances and accounts of the Company with, and to be advised as the same by the officers of the Company all at such times and such intervals as the Bank may designate.

7.8           The Company will carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise as it is presently conducted or as may be allowed hereunder.

7.9           The Company will do all things necessary to remain duly incorporated or established, validly existing and in good standing in its jurisdiction of incorporation or existence and maintain all records of authority to conduct its business in such jurisdictions as may be required hereunder.

7.10         The Company will comply in all material respects with all laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which they may be subject except for those being contested in good faith by appropriate proceedings and, as appropriate in the Bank’s reasonable discretion, as to which adequate reserves have been set aside.

7.11         The Company will deliver to the Bank as soon as available and, in any event, within ten (10) days after the provision of such statements to shareholders or regulatory or governing bodies or agencies, as the case may be, copies of all reports, submissions, proxy or registration statements, applications or other communications provided thereto.

7.12         The Company will not create or permit to exist any lien or encumbrance (including any charge upon assets purchased under a conditional sales or other title retention agreement) upon any of its assets, whether now owned or hereafter acquired except:

(a)           Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside;

(b)           Other liens and encumbrances incidental to the conduct of their business or the ownership of their assets which were not incurred in connection with the borrowing of money or the obtaining of advances or credit, and which do not in the aggregate materially detract from the value of their assets or impair the use thereof in the operation of their business;

(c)           The liens upon the Collateral provided for in Section 3 hereof; and

(d)           Liens securing the Syndicated Credit Agreement, the Syndicated Credit Agreement Guarantee, the Senior Secured Notes and the Senior Secured Notes Guarantees; and

(e)           Liens securing indebtedness incurred pursuant to Section 4.09 of the Senior Secured Notes Indenture or Section 6.01 of the Syndicated Credit Agreement.

7.13         The Company will not issue, incur, assume or permit to remain outstanding any Debt other than:

(a)           Debt represented by the Note;

(b)           Any Senior Secured Notes Guarantee by the Company (including any Senior Secured Notes Guarantee of any Additional Notes or Exchange Notes) and any Syndicated Credit Agreement Guarantee;

(c)           Any indebtedness, or guarantee of indebtedness, incurred pursuant to Section 4.09 of the Senior Secured Notes Indenture or Section 6.01 of the Syndicated Credit Agreement; and

(d)           Other Debt provided that such Debt does not cause default under any of Sections 7.17, 7.18 and 7.19 and is otherwise within the limitations of this Section 7.

7.14         The Company will not issue, incur, assume or permit to remain outstanding any Contingent Liabilities except that it may (a) endorse negotiable instruments for collection in the ordinary course of business; (b) make or permit to be outstanding product guarantees with respect to its products in the ordinary course of business; (c) subject to the Intercreditor Agreement, incur and enter into a Senior Secured Notes Guarantee (including any Senior Secured Notes Guarantee of any Additional Notes or Exchange Notes) and a Syndicated Credit Agreement Guarantee; and (d) incur, or guarantee indebtedness pursuant to Section 4.09 of the Senior Secured Notes Indenture or Section 6.01 of the Syndicated Credit Agreement.

7.15         The Company will not merge or consolidate with any other Person, or sell, lease or transfer or otherwise dispose of all or a substantial part of its assets to any Person without prior written notice to the Bank, except that the Company may merge with another entity if the Company is the surviving entity and after giving effect thereto no Event of Default as defined in Section 8.1 hereof shall have occurred and be continuing and no event shall have occurred and be continuing which, with the lapse of time, the giving of notice, or both, would constitute such an event of default.  For purposes of this Section 7.15, the term “substantial part” shall mean more than ten percent (10%) of the total assets of a Company taken in accordance with generally accepted accounting principles.

7.16         The Company will deliver to the Bank at closing its federal and state income tax returns for the prior three (3) years, and will provide copies of its tax returns annually within thirty (30) days after filing.

7.17         The Company will at the end of each calendar quarter maintain the ratio of Current Assets to Current Debt at not less than 1.00 to 1.00.

7.18         The Company will at the end of each calendar quarter maintain the ratio of earnings before interest, taxes, depreciation and amortized expenses (excluding for this purpose all inter-Company transactions) to the sum of all principal and interest payments accrued or paid on Debt at not less than 1.20 to 1.00.

7.19         The Company will, on a consolidated basis, at the end of each calendar quarter maintain the ratio of Debt (excluding Subordinated Debt) to the sum of Consolidated Net Worth and Subordinated Debt at no more than 5.00 to 1.00.

7.20         The Company will not loan or advance money to any employee, officer, director or shareholder of it in excess of $10,000.00 in the aggregate without obtaining the prior written consent of the Bank, and the Company agrees to cause all such debt of any amount to be Subordinated Debt.

7.21         The Company shall maintain cash on hand plus Eligible Accounts equal to or greater than 110% of the balance of the Credit, and will deliver quarterly Borrowing Base Certificates to the Bank evidencing compliance with this covenant.

7.22         The Company will make distributions to its members (other than salary) (a) in amounts solely to satisfy the tax liabilities of the members related to their membership interests in the Company and (b) within 45 days of the end of each fiscal quarter, in an amount equal to the Alabama Excess Cash Flow for such fiscal quarter, distributed on a pro rata basis to its members.

7.23         The Company shall maintain its primary operating accounts at the Bank during the term of this Agreement.

7.24         Company hereby acknowledges and grants to Bank a continuing security interest in any and all property of Company now or hereafter in the possession or control of the Bank, including but not limited to any deposit accounts with Bank, and Company hereby acknowledges and consents that any such property may be retained by the Bank under this Agreement and the Note until any Debt of Company to the Bank has been satisfied in full.

8.             EVENTS OF DEFAULT AND REMEDIES.

8.1           Any one or more of the following shall constitute an Event of Default:

(a)           default for a period of ten (10) days in the payment when due of principal or interest on the Note, whether at the stated maturity thereof or at any other time provided in this Agreement, or of any fee payable by the Company hereunder;

(b)           default in the observance or performance of any covenant set forth in Section 7 hereof;

(c)           default in the observance or performance of any other provision of the Loan Documents which is not remedied within thirty (30) days after notice thereof to the Company by the Bank;

(d)           default shall occur under any evidence of indebtedness in an outstanding amount of not less than $10,000.00 issued, assumed or guaranteed by a Company or under any indenture, agreement or other instrument under which the same may be issued and such default shall continue for a period of time sufficient to permit the acceleration of the maturity of any such indebtedness without cure or waiver;

(e)           any representation or warranty made by the Company in the Loan Documents, or in any statement or certificate furnished by a Company pursuant thereto or in connection with any advance made hereunder proves untrue in any material respect as of the date of the issuance or making thereof;

(f)            the Company becomes insolvent or bankrupt, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors or applies for or consents to the appointment of a trustee or receiver for it or for any part of its property;

(g)           a trustee or receiver is appointed for the Company or for any part of its property;

(h)           bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or laws for the relief of debtors are instituted by or against the Company, and, if instituted against the Company, are consented to or are not dismissed within sixty (60) days after such institution; and

(i)            any default that occurs and is continuing by the Company or Checksmart Financial Company (“Checksmart”) under the Senior Secured Notes or the Syndicated Credit Agreement that entitles the holders of such obligations to accelerate the maturity thereof.

8.2           When any Event of Default described in Sections 8.1(a), 8.1(b), 8.1(c), 8.1(d), 8.1(e) or 8.1(i) has occurred or is continuing, the Bank may take any or all of the following actions:

(a)           terminate the remaining commitment hereunder of the Bank;

(b)           declare the principal of and the accrued interest on all sums outstanding hereunder to be forthwith due and payable, and thereupon all of said sums, including both principal and interest, shall be and become immediately due and payable without further demand, presentment, protest or notice of any kind;

(c)           setoff against any and all accounts maintained by the Company with the Bank in order to pay all amounts due and owing to the Bank by the Company.

8.3           When any Event of Default described in Sections 8.1(f), 8.1(g) or 8.1(h) has occurred and is continuing, then all sums outstanding hereunder shall immediately become due and payable without presentment, demand, protest, or notice of any kind, and the obligation of the Bank to extend further credit pursuant to any of the terms hereof shall immediately terminate.

8.4           The Company agrees to pay to the Bank all reasonable expenses incurred or paid by the Bank, including reasonable attorneys’ fees and court costs, in connection with the occurrence of any Event of Default or of an event which solely by the passage of time would constitute an Event of Default hereunder or in connection with the enforcement of any of the terms of any of the Loan Documents.

9.             ELIGIBLE ACCOUNTS.

9.1           “Eligible Account” shall mean an Account owing to Company if it meets, and so long as it continues to meet the following requirements:

(a)           It is genuine and in all respects what it purports to be;

(b)           It is owned by Company, Company has the right to subject it to a security interest in favor of Bank or assign it to Bank and it is subject to a first priority perfected security interest in favor of Bank and to no other claim, lien, security interest or encumbrance whatsoever, other than any permitted liens by Bank;

(c)           It arises from the performance of services by Company in the ordinary course of Company’s business, and such services have been fully performed and acknowledged and accepted by the Account Debtor thereunder;

(d)           It does not remain unpaid ninety (90) days past the due date thereof;

(e)           It is a valid, legally enforceable and unconditional obligation of the Account Debtor thereunder, and is not subject to setoff, counterclaim, credit, allowance or adjustment by such Account Debtor, or to any claim by such Account Debtor denying liability thereunder in whole or in part;

(f)            It does not arise out of a contract or order which fails in any material respect to comply with the requirements of applicable law;

(g)           The Account Debtor thereunder is not Company, a director, officer, employee or agent of Company, or a Subsidiary, parent or Affiliate;

(h)           The Account Debtor is located within the United States of America;

(i)            It is not an Account (i) with respect to which any representation or warranty contained in this Agreement is untrue; or (ii) which violates any of the covenants of Company contained in this Agreement.

10.           MISCELLANEOUS.

10.1         No delay or failure on the part of the Bank in the exercise of any power or right shall operate as a waiver thereof, nor as an acquiescence of any Event of Default, nor shall any single or partial exercise of any power or right preclude any other or further exercise thereof, or the exercise of any other power or right.  The rights and remedies hereunder of the Bank are cumulative to, and not exclusive of, any rights or remedies which the Bank would otherwise have.

10.2         If any principal payment hereunder shall fall due on a Saturday, Sunday or on another day which is a legal holiday in the State of Illinois, interest at the rate such indebtedness bears for the period prior to maturity shall continue to accrue on such principal from the stated due date thereof to and including the next succeeding business day on which the same shall be payable.

10.3         All representations and warranties made herein or in certificates given pursuant hereto shall survive the execution and delivery of this Agreement, the Note and the other Loan Documents and shall continue in full force and effect with respect to the date as of which they were made as long as any portion of the Credit is in use or available hereunder.

10.4         All communications provided for herein shall be in writing and shall be deemed to have been given or made when served personally or when deposited in the United States mail addressed to:

the Company:	Chief Financial Officer
Checksmart Financial Company
7001 Post Road
Dublin, Ohio 43016

the Bank:	David S. Ryan
Vice President
Republic Bank of Chicago
2221 Camden Court, Suite 390
Oak Brook, Illinois 60523

with a copy to:	David A. Kallick
Tishler & Wald, Ltd.
200 S. Wacker Dr., Suite 3000
Chicago, Illinois 60606

or at such other address as shall be designated by any party hereto in a written notice to each other party pursuant to this Section 10.4.

10.5         The Company agrees to reimburse the Bank for reasonable legal fees and disbursements of counsel for the Bank in connection with the preparation and execution of this Agreement and the supervision of legal matters in connection therewith.

10.6         This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

10.7         This Agreement shall be binding upon the Company and its successors and assigns, and shall inure to the benefit of the Bank and its successors and assigns.

10.8         This Agreement, and the rights and duties of the parties hereto, shall be construed and determined in accordance with the laws of the State of Illinois.

10.9         This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof, and any prior agreements, whether written or oral, with respect thereto are superseded hereby; provided, however, that prior agreements among the parties hereto with respect to the confidentiality and non-competition shall survive the execution of this Agreement.  This Agreement may not be amended, modified, extended or otherwise altered or the terms hereof changed except by the prior express written consent of the Company and the Bank.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, this Credit Agreement is executed as of the day and year first written above.

INSIGHT CAPITAL, LLC, an Alabama limited liability company

		By:	/s/ Michael Durbin
			Name:	Michael Durbin
			Title:	Chief Financial Officer, Treasurer,
Senior Vice President, Manager

ACCEPTED:

REPUBLIC BANK OF CHICAGO

By:	/s/ Authorized Signatory
Its Vice President